UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response .... 2.50

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: January 2, 2008

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tapestry Pharmaceuticals, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2825 Wilderness Place, Suite 100
Address of Principal Executive Office (Street and Number)

Boulder, Colorado 80301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will not be able to obtain required financials ond other information without unreasonable effort and expense. On February 7, 2008, the Company disclosed the resignation of its independent registered public accounting firm. The Company has not replaced its independent registered public accounting firm. On February 10, 2008, the Company disclosed that its liabilities significantly exceeds its assets and that it may seek protection under the bankruptcy code as it attempts to liquidate assets and satify creditor obligations. This situation continues today.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gordon Link	303	569-6451
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In 2006, the Company incurred stock based compensation of approximately $3.4 million. Similar compensation amounts may not be recorded in 2007 as a result of significant changes in the assumptions underlieing these calculations. As a result of the past and ongoing sale of Company assets, there may be significant changes in the year end reported value of assets resulting in significant impairment charges. Both of these changes will be measured based on judgements and estimates as well as future events making the magnitude of the changes uncertain at this time.

Tapestry Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008	By:	/s/ Gordon Link
Gordon Link
	Title:	Chief Financial Officer